UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 1

                            Pride International, Inc.
                                -----------------
                                (Name of Issuer)

                                  Common Stock
                          -----------------------------
                         (Title of Class of Securities)

                                    74153Q102
                                   ----------
                                 (CUSIP Number)

                                Seadrill Limited
                                P.O. Box HM 1593
                          Par-la-Ville Place, 4th Floor
                              14 Par-la-Ville Road
                             Hamilton HM 08 Bermuda
                                  (441)295-6935

                                 With a copy to:
                               Gary J. Wolfe, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                                 (212) 574-1200
                                 --------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 15, 2008
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74153Q102            SCHEDULE 13D


------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON                                  Seadrill Limited

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3. SEC USE ONLY

------------------------------------------------------------------------------
 4. SOURCE OF FUNDS*                                                        WC

------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                  [ ]
------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION                               Bermuda

------------------------------------------------------------------------------
                    7. SOLE VOTING POWER                                   -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8. SHARED VOTING POWER                             200,000
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9. SOLE DISPOSITIVE POWER                              -0-

                   -----------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER                        200,000

------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       200,000

------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                         [ ]
------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    0.0%

------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                                                CO

------------------------------------------------------------------------------

CUSIP NO. 74153Q102            SCHEDULE 13D


------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON                             Hemen Holding Limited

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3. SEC USE ONLY

------------------------------------------------------------------------------
 4. SOURCE OF FUNDS*                                                        AF

------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                  [ ]
------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION                                Cyprus

------------------------------------------------------------------------------
                    7. SOLE VOTING POWER                                   -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8. SHARED VOTING POWER                             200,000
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9. SOLE DISPOSITIVE POWER                              -0-

                   -----------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER                        200,000

------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       200,000

------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                         [ ]
------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    0.0%

------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON                                                CO

------------------------------------------------------------------------------

CUSIP NO. 74153Q102            SCHEDULE 13D


------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON                                   John Fredriksen

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3. SEC USE ONLY

------------------------------------------------------------------------------
 4. SOURCE OF FUNDS* OO

------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                  [ ]
------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION                               Bermuda

------------------------------------------------------------------------------
                    7. SOLE VOTING POWER                                   -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8. SHARED VOTING POWER                             200,000
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9. SOLE DISPOSITIVE POWER                              -0-

                   -----------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER                        200,000

------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       200,000

------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                         [ ]
------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    0.0%

------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                                                IN

------------------------------------------------------------------------------

CUSIP NO. 74153Q102            SCHEDULE 13D

The purpose of this Amendment No. 1 to the Schedule 13D is to report a reduction in beneficial ownership by the reporting persons, including Seadrill Ltd. ("Seadrill"), Hemen Holding Limited ("Hemen") and John Fredriksen (collectively, the "Reporting Persons") by virtue of Seadrill terminating two forward contracts with Nordea Bank Finland Plc (the "Seller") dated March 7, 2008 and March 26, 2008, described in the Schedule 13D of Seadrill filed with the Securities and Exchange Commission ("SEC") on July 21, 2008.

On July 11, 2008, Seadrill entered into a forward contract with the Seller whereby Seadrill agreed to purchase 8,070,800 shares of the Issuer's common stock from the Seller on January 21, 2009, for a purchase price of $286,941,152.40. On July 14, 2008, Seadrill entered into an additional forward contract whereby Seadrill agreed to purchase 8,229,200 shares of the Issuer's common stock from the Seller on January 15, 2009, for a purchase price of $284,554,215.12.

Item 1.  Security and Issuer
----------------------------

NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON JULY 21, 2008.

Item 2.  Identity and Background
--------------------------------

NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON JULY 21, 2008.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

The source of funds for the purchases of 200,000 shares of common stock of the Issuer ("Common Stock") held in the account of Seadrill was $6,967,840, representing the working capital of Seadrill.

As described in Item 6 below, on July 11, 2008, Seadrill entered into a forward contract with the Seller whereby Seadrill agreed to purchase 8,070,800 shares of the Issuer's common stock from the Seller on January 21, 2009, for a purchase price of $286,941,152.40. On July 14, 2008, Seadrill entered into an additional forward contract whereby Seadrill agreed to purchase 8,229,200 shares of the Issuer's common stock from the Seller on January 15, 2009, for a purchase price of $284,554,215.12.

None of the other persons named in response to Item 2 hold any shares of Common Stock in their accounts.

Item 4.  Purpose of Transaction
-------------------------------

NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON JULY 21, 2008.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a. and b.) According to the Issuer's most recent quarterly report on Form 10-Q, there were 167,764,752 shares of Common Stock issued and outstanding as of April 30, 2008. The Reporting Persons report beneficial ownership of the following shares of Common Stock:

Seadrill may be deemed to beneficially own 200,000 shares of Common Stock, representing approximately 0.0% of the outstanding shares of Common Stock of the Issuer. Seadrill has the sole power to vote 0 shares of Common Stock and the shared power to vote 200,000 shares of Common Stock. Seadrill has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 200,000 shares of Common Stock.

Hemen may be deemed to beneficially own 200,000 shares of Common Stock, representing approximately 0.0% of the outstanding shares of Common Stock of the Issuer. Hemen has the sole power to vote 0 shares of Common Stock and the shared power to vote 200,000 shares of Common Stock. Hemen has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 200,000 shares of Common Stock.

Mr. Fredriksen may be deemed to beneficially own 200,000 shares of Common Stock, representing approximately 0.0% of the outstanding shares of Common Stock of the Issuer. Mr. Fredriksen has the sole power to vote 0 shares of Common Stock and the shared power to vote 200,000 shares of Common Stock. Mr. Fredriksen has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 200,000 shares of Common Stock.

None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the shares of Common Stock that are the subject of this Statement.

(c.) Not Applicable.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Issuer's Common Stock beneficially owned by the Reporting Persons.

(e.) On July 11, 2008, the Reporting Persons, ceased to be the beneficial owners of more than five percent of the Issuer's Common Stock.
-----------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On July 15, 2008, Seadrill terminated its two forward contracts with the Seller dated March 7, 2008 and March 26,2008, described in the Schedule 13D of Seadrill filed with the SEC on July 21, 2008.

On July 11, 2008, Seadrill entered into a forward contract with the Seller whereby Seadrill agreed to purchase 8,070,800 shares of the Issuer's common stock from the Seller on January 21, 2009, for a purchase price of $286,941,152.40. On July 14, 2008, Seadrill entered into an additional forward contract whereby Seadrill agreed to purchase 8,229,200 shares of the Issuer's common stock from the Seller on January 15, 2009, for a purchase price of $284,554,215.12.
-----------------------------------------------------------------------------

Item 7.  Material to be Filed as Exhibits
-----------------------------------------
Exhibit A - Joint Filing Undertaking.
Exhibit B - Forward Contract dated March 7, 2008.*
Exhibit C - Forward Contract dated March 26, 2008.*
Exhibit D - Forward Contract dated July 11, 2008.
Exhibit E - Forward Contract dated July 14, 2008.

*Previously filed.

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  July 21, 2008

SEADRILL LIMITED

By: /s/ Alf C. Thorkildsen
    ------------------------
Name:   Alf C. Thorkildsen
Title:  Principal Executive Officer


HEMEN HOLDING LIMITED

By: /s/ Dimitris Hannas
    ------------------------
Name:   Dimitris Hannas
Title:  Director


JOHN FREDRIKSEN

By: /s/ John Fredriksen
    -------------------
Name:   John Fredriksen

                                    Exhibit A
                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D with respect to the shares of Common Stock of Pride International, Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D jointly on behalf of each such party.

Dated:  July 21, 2008


SEADRILL LIMITED

By: /s/ Alf C. Thorkildsen
    ------------------------
Name:   Alf C. Thorkildsen
Title:  Principal Executive Officer


HEMEN HOLDING LIMITED

By: /s/ Dimitris Hannas
    ------------------------
Name:   Dimitris Hannas
Title:  Director


JOHN FREDRIKSEN

By: /s/ John Fredriksen
    -------------------
Name:   John Fredriksen

                                    Exhibit D

                         Forward Contact dated July 11, 2008.


Seadrill Ltd
C/O Seadrill Management AS
P. 0. Box 110
N-4001 STAVANGER

                                                              Bergen, 17.07.2008

                                  Confirmation

                                    CONTRACT
                                       FOR
                                 THE PURCHASE OF
                                 AD-HOC FORWARD

The purpose of this agreement (this "Confirmation") is to confirm the terms and conditions of the Contract entered into between Seadrill Ltd ("The Buyer") and DnB NOR Bank ASA ("The Seller") on the Trade Date specified below (the "Contract").

The terms of the Contract to which this Confirmation relates are as follows:

Trade date:                          July 11th 2008

Time:                                CET 15:00

Buyer:                               Seadrill Limited

Buyers number/safe acc:

Deposit account
 pledged as collateral:

Seller:                              DnB NOR Bank ASA - Dna NOR Markets

Sellers settlement account no.:

Underlying Shares:                   PRIDE INTL INC (PDE)

Number of Shares:                    8,070,800

Forward price per Share:             USD 35.553

Total Purchase Price:                USD 286,941,152.40

Transaction type:                    Forward with delivery of the Shares.

                                     The forward contract cannot generally be traded. It may only be sold pursuant to a separate agreement with DnB NOR Bank ASA.

Closing trade:                       A closing trade may be executed, but only
                                     at the Total Purchase Price.

Settlement Date:                     January 21, 2009

Settlement:                          On the Settlement Date the Seller shall
                                     deliver the Shares upon the Buyer's payment of the Total Purchase Price. The delivery shall be deemed to be on time if the Shares are available on the deposit account specified above on or before the Settlement
                                     Date. Payment shall be deemed to be on time if the Total Purchase Price is available on the Seller's settlement account as specified above on or before the Settlement
                                     Date. Timely delivery is conditional on the Buyer's timely payment.

                                     In the event that the underlying Share is suspended from quotation on the stock exchange, the contract may be completed if it was entered into before the date of suspension, cfr. article 9-4 of the Norwegian Securities Trading Act.

                                     The Buyer hereby authorises Dn5 NOR Markets to debit the Total Purchase Price from the Buyer's bank account in DnB NOR Bank ASA, or another bank, or to instruct another bank to debit the Buyer's bank account in that bank for said amount on the Settlement Date.

Dividend:                            If any dividend is paid on the Share in the
                                     time between the Trade Date and the
                                     Settlement Date to DnB NOR Markets, such dividend shall accrue to the Buyer. The dividend shall then be credited the Buyer's bank account.

Collateral:                          DnB NOR Markets shall at all times ensure
                                     that it has satisfactory collateral for the due performance of the Buyer's obligations, cfr. article 9-5 of the Norwegian
                                     Securities Trading Act. The collateral
                                     shall be furnished in the form of a cash deposit and the Buyer must sign a declaration of pledge. The amount of the collateral shall at all time meet DnB NOR
                                     Markets' requirements.

                                     Upon entry into the contract the collateral shall comprise 20% of the Total Purchase Price. For the duration of the Contract additional collateral shall be furnished that corresponds to the unrealised loss the forward contract entails for the Buyer, calculated as the Total Purchase Price minus the value of the Underlying Shares, if such loss equals more than 25% of the value of the collateral pledged on entry into this contact. The value of the Shares shall be computed on the basis of the stock market price or a value set by DnB NOR Markets as Calculation Agent.

                                     The Buyer shall furnish the required
                                     additional collateral on the same day that Buyer receives notice from DnB NOR Markets that the current collateral is insufficient. If such additional collateral is not furnished that day, this constitutes an event of Default and the Buyer is entitiled to carry out such measures as set out in this contract, cfr. Default.

Address for Notices to the Buyer:    Seadrill Limited
                                     c/o Seadrill Management AS
                                     P.O. Box 110
                                     N-4001 STAVANGER

                                     Attention:  Harald Grosfjeld

                                     E-mail:     harald.grosteld@seadrill.com

                                     Phone:      +47 51 30 96 96

                                     Fax:        +47 51 30 96 88

Address for Notices to the Seller:   DnB NOR Bank ASA
                                     DnB NOR Markets KSC
                                     P.O. Box 7100
                                     N-5020 BERGEN

                                     Attention:  Securities Finance

                                     Phone:      +47 55 21 96 69

                                     Fax:        +47 56 12 87 80

                                     To achieve additional collateral being
                                     received the same day notice to Buyer will be given by phone or fax. Fax shall be deemed received when a confirmed answerback is received at the end of the transmission. However if a communication is received after business hours on any business day or on a day which is not a business day in the place of receipt it shall be deemed to be received and become effective on the next business day in the place of receipt.

Default: In the event of a default, including failure on the part of the Buyer to furnish necessary collateral by the stipulated deadline, DnB NOR Markets, without the necessity of initiating legal or other proceedings, has the right to use some or all of the pledged collateral to cover secured claims

                                     If the realisation of the pledged
                                     collateral does not cover the Total
                                     Purchase Price, DnB NOR Markets is entitled to sell Underlying Shares, for the Buyer's account and risk, to cover the Total Purchase Price. Such sales shall be at the stock market price or another price that is considered to be reasonable given the market position set by DnB NOR Markets as Calculation Agent.

                                     The Buyer is liable for any outstanding, uncovered portion of the Total Purchase Price and is not limited to the balance on the collateral account at the time in question.

                                     The Buyer is liable and shall indemnify
                                     Seller for any loss, expence or obligation of whatever kind incurred by the Buyer as a direct or indirect consequence of The Buyers Default.

Calculation Agent:                   DnB NOR Markets
Adjustments:
                                     In the event of changes in the share
                                     capital or other special circumstances
                                     in the company that issued the
                                     Underlying Shares, this contract shall
                                     be adjusted by DnB NOR Markets as
                                     Calculation Agent in accordance with the rules for Trades in Derivative Contracts on the Oslo Stock Exchange and the rules for Clearing of Trades in Derivative Contacts in VPS Clearing ASA to the extent that this is appropriate. The same applies in the event that the Underlying shares have been delisted on the Settlement Day.

Relationship Between Parties:        Each party will be deemed to represent to
                                     the other party on the date on which it
                                     enters into a Contract that (absent a
                                     written agreement between the parties that expressly imposes affirmative obligations to the contrary for that Contract):

(a)   Non-Reliance:                  It is acting for its own account, and it
                                     has made its own independent decisions to enter into that Contract and as to whether that Contract is appropriate or proper for it based upon its own judgement and upon advice from such advisers as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or a recommendation to enter into that Contract;
                                     it being understood that information and explanations related to the terms and conditions of a Contract shall not be considered investment advice or a recommendation to enter into that Contract.
                                     No communication (written or oral) received from the other party shall be deemed to be an assurance or guarantee as to the expected results of that Contract.

(b)   Assessment and
        Understanding:               It is capable of assessing the merits of
                                     and understanding (on its own behalf or
                                     through independent professional advice), and understands and accepts, the terms, conditions and risks of that Contract. It is also capable of assuming, and assumes, the risk of that Contract. The relevant balance on the collateral account does not constitute an upper limit for loss the Buyer could incur and the Byers liability for the Contract is not limited to this amount.

(c)   Status of the Parties:         The other party is not acting as a
                                     fiduciary for or an advisor to it in
                                     respect of that Contract.

(d)   Responsibility                 It is the responsibility of the Buyer to
                                     comply with any reporting or disclosure
                                     requirements or other obligations according to laws and/or regulations as they apply from time to time.

(e)   Governing Law:                 Any disputes under the Contract shall be
                                     decided according to Norwegian law with the Oslo municipal court as the agreed court of venue.


Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us at your earliest convenience to:

    DnB NOR Bank ASA
    DnB NOR Markets KSC
    P. 0. Box 710C
    N-5020 BERGEN

Yours sincerely,                   Confirmed as of the date first above written:
for DnB NOR Bank ASA               for Seadrill Limited




Name:   Ketil Karlsen              Name:
Title:  Operational Officer        Title:



Name:   Karoline Braten
Title:  Operational Officer

                                    Exhibit E

                         Forward Contract dated July 14, 2008.



SEADRILL LIMITED

Attn: Are Fredhammer                                    + 358 9 165 59832  Tel
Fax:     +47 51 30 96 88                                + 358 9 165 59825  Fax
                                                        lpfi@nordea.com    Mail

                                       OTC
                  PHYSICALLY-SETTLED SHARE FORWARD TRANSACTION:



Nordea Bank Finland, Plc
2747 Local Derivatives Operations
FIN-00020 NORDEA
FINLAND
--------------------------------------------------------------------------------

Dear Sirs/Madams:

The purpose of this letter agreement (this "Confirmation") is to confirm the terms and conditions of the Transaction entered into between Nordea Bank Finland Ple (Nordea) and SEADRILL LIMITED ("Counterparty") on the Trade Date specified below (the "Transaction"). This Confirmation constitutes a "Confirmation" as referred to in the ISDA Master Agreement specified below.

The definitions and provisions contained in the 2000 ISDA Definitions (the "Swap Definitions") and in the 2002 ISDA Equity Derivatives Definitions (the "Equity Definitions", and together with the Swap Definitions, the "Definitions"), in each case as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. In the event of any inconsistency between the Swap Definitions and the Equity Definitions, the Equity Definitions will govern. In the event of any inconsistency between either set of Definitions and this Confirmation, this Confirmation will govern. In the event of any inconsistency between this Confirmation and the Definitions or the Master Agreement, this Confirmation will govern

References in the Swap Definitions to the term "Swap Transaction" shall be deemed to be references to the term "Transaction" for the purposes of this Confirmation.

1. This Confirmation supplements, forms part of, and is subject to, the ISDA Master Agreement, as amended and supplemented from time to time (the "Agreement"), between you and us. All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

   If we have not yet executed an ISDA Master Agreement, this Confirmation evidences a binding agreement between you and us as to the terms of the Transactions to which this Confirmation relates. In addition, you and we agree to use all reasonable efforts promptly to negotiate, execute and deliver an agreement in the form of the ISDA Master Agreement, with such modifications as you and we will in good faith agree. Upon the execution by you and us of such an agreement, this Confirmation will supplement, form a part of, and be subject to that agreement. All provisions contained in or incorporated by reference in that agreement upon its execution will govern this Confirmation except as expressly modified below.

   Until we execute and deliver that agreement, this Confirmation, together with all other documents referring to the ISDA Form (each a "Confirmation") confirming transactions (each a "Transaction") entered into between us (notwithstanding anything to the contrary in a Confirmation), shall supplement, form a part of, and be subject to an agreement in the form of the ISDA. Form as if we had executed an agreement in such form (but without any Schedule except for the election of English law as the governing law) on the Trade Date of the first such Transaction between us. In the event of any inconsistency between the provisions of that agreement and this Confirmation, this Confirmation will prevail for the purpose of this Option Agreement.

2. The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:

   Nordea reference:            14030533
   Trade Date:                  14 Jul 08
   Trade Time:                  On request
   Effective Date:              17 Jul 08
   Seller:                      Nordea
   Buyer:                       Counterparty
   Shares:                      PRIDE INTERNATIONAL INC
   ISIN:                        US74153Q1022
   Number of Shares:            8.229.200
   Forward Price:               USD 34,5786
   Exchange:                    NYSE
   Related Exchange(s):         NYSE

Valuation

   Valuation Time:              The Scheduled Closing Time on the relevant
                                Exchange on the relevant Valuation Date.

   Valuation Date:              15 Jan 09
   Averaging Dates:             Not Applicable
   Averaging Date
     Disruption:                Not Applicable
   Relevant Price:              In case of Index underlying: The level of
                                Index determined by the Calculation Agent as of the Valuation Time on the Valuation Date.
                                In case of Share underlying: The price per share determined by the Calculation Agent as of the Valuation Time on the Valuation Date.

Settlement Terms:

  Physical Settlement:          Applicable
  Settlement Date:              Three (3) Business Days after the Valuation Date
  Settlement Currency:          USD
  Settlement Price:             The Forward Price
  Business Days for
       Payments:                Washington

Share Adjustments

   Method of Adjustments:       Calculation Agent Adjustment

Extraordinary Events:

   Consequences of Merger
     Events:
   Share for Share:             Modified Calculation Agent Adjustment
   Share for Other:             Modified Calculation Agent Adjustment
   Share for Combined:          Modified Calculation Agent Adjustment
   Determining Party:           Nordea

   Tender Offer:                Applicable

   Consequences of Tender
     Offers:
   Share for Share:             Modified Calculation Agent Adjustment
   Share for Other:             Modified Calculation Agent Adjustment
   Share for Combined:          Modified Calculation Agent Adjustment
   Determining Party:           Nordea

   Composition of
     Combined Consideration:    Not Applicable
   Nationalization,
     Insolvency
     or Delisting:              Cancellation and Payment (Calculation Agent
                                  Determination)
   Determining Party:           Nordea

Additional Disruption Events:

   Change in Law:               Applicable
   Failure to Deliver:          Applicable
   Insolvency Filing:           Applicable
   Hedging Disruption:          Applicable
   Hedging Party:               Nordea
   Increased Cost of Hedging:   Applicable
   Hedging Party:               Nordea
   Loss of Stock Borrow:        Not Applicable
   Hedging Party:               Nordea
   Increased Cost of Stock
     Borrow:                    Not Applicable
   Determining Party:           Nordea

   Non-Reliance:                Applicable
   Agreements and
     Acknowledgments Regarding
     Hedging Activities:        Applicable
   Additional Acknowledgments:  Applicable


3. Calculation Agent:           Nordea

4. Account Details:
     Account for payment to
     Nordea:                    [Redacted]

     Account for payments to
     Counterpart:               Please Advise

5. Offices:

   (a)  The Office of Nordea Bank Finland Plc for the Transaction is Helsinki;
        and

   (b)  The office of Counterpart for the Transaction is Stavanger

6. Transfer:

   Notwithstanding anything in the Confirmation or the Agreement, Nordea may assign its rights and obligations under this Transaction, in whole and not in part, to any affiliate of Nordea effective upon delivery to Counterpart of a written notification thereof.

7. Governing Law:               English Law

Contact information relating to Nordea

Settlement:
Nordea Bank Finland Plc
2747 Local Derivatives Operations
Aleksis Kiven katu 9
FIN-00020 Nordea
fax. + 358 9 165 59825
tel. + 358 9 165 59832

Legal:
Nordea Bank Finland Plc
2948 Debt and Structured Finance Legal,
Aleksis Kiven katu 3-5
FIN-00020 Nordea
fax. + 358 9 627 956
tel. + 358 9 165 59316

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us or by sending to us a letter or telex substantially similar to this letter, which letter or telex sets forth the material terms of the Transaction to which this Confirmation relates and indicates your agreement to those terms.



Yours sincerely,

Nordea Bank Finland Plc


----------------------------------        ----------------------------------
Name:   Bo Havresoe                       Name:   Anna-Kaarina Alestalo
Title:  Head of Global Derivatives        Title:  Head of Local Derivatives
          Operations                                Operations


Confirmed as of the date first above written:

SEADRILL LIMITED



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Name:                                     Name:
Title:                                    Title:



SK 25542 0002 902997